SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
- ----        THE SECURITIES EXCHANGE ACT OF 1934
                            (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934
                          (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM
             TO

                            ___________________



                      _______________________________


                       COMMISSION FILE NUMBER 1-3608

                      _______________________________



                   WARNER-LAMBERT SAVINGS AND STOCK PLAN





                          WARNER-LAMBERT COMPANY
(Name of issuer of securities held pursuant to the plan)





                              201 Tabor Road
                     Morris Plains, New Jersey  07950
             (Address of issuer's principal executive
                              offices)










            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
         FINANCIAL STATEMENTS
        DECEMBER 31, 1995 AND
          DECEMBER 31, 1994

                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  INDEX TO FINANCIAL STATEMENTS

                                                    Page(s)

Report of Independent Accountants                      1

Statement of Net Assets Available for Plan
 Benefits with Fund Information as of
 December 31, 1995                                     2

Statement of Net Assets Available for Plan
 Benefits with Fund Information as of
 December 31, 1994                                     3

Statement of Changes in Net Assets Available
 for Plan Benefits with Fund Information
 for the year ended December 31, 1995                  4

Statement of Changes in Net Assets Available
 for Plan Benefits with Fund Information
 for the year ended December 31, 1994                  5

Notes to Financial Statements                        6 - 9


Exhibit I   -  Master Trust Statement of Net Assets
               Available for Plan Benefits with Fund
               Information as of October 31, 1995 and 1994

Exhibit II  -  Master Trust Statement of Changes in Net
               Assets Available for Plan Benefits with
               Fund Information for the years ended
               October 31, 1995 and 1994

Exhibit III -  Notes to the Master Trust Financial
               Statements


Additional Information (Master Trust):

Schedule I  -  Schedule of Assets Held for Investment
               at October 31, 1995 - Master Trust

Schedule II -  Schedule of transactions involving an
               amount in excess of 5% of the fair value of plan assets

               Consent of Independent Accountants







                REPORT OF INDEPENDENT ACCOUNTANTS

May 24, 1996

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II of the Master Trust is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II of the Master Trust and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                         AS OF DECEMBER 31, 1995
                                         (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed                           Small-Cap
                           Stock    Stock   S&P 500   Income   International Balanced    Value    Combined
                           Fund     Fund     Fund      Fund        Fund        Fund      Fund      Funds
                          -------  -------- -------   ------   ------------- --------  -------    --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $360,101)          $229,849 $ 96,903 $ 87,374  $157,054  $ 25,162     $ 20,955  $28,670    $645,967


Participant loans
 receivable                    447    2,811    2,516     6,465         0            0        0      12,239
                          -------- -------- --------  --------  --------     --------  -------    --------
Net assets available
 for plan benefits        $230,296 $ 99,714 $ 89,890  $163,519  $ 25,162      $20,955  $28,670    $658,206
                          ======== ======== ========  ========  ========     ========  =======    ========














                               The accompanying notes are an integral part
                                      of the financial statements.

                                              WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                         AS OF DECEMBER 31, 1994
                                         (Dollars in thousands)


                            W-L       W-L
                          Company   Employee            Fixed                                Small-Cap
                           Stock     Stock    S&P 500   Income   International     Balanced    Value      Combined
                           Fund      Fund      Fund      Fund        Fund            Fund      Fund        Funds
                          -------   --------  -------   ------   -------------     --------   ---------   --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $402,769)          $186,647  $ 72,571  $ 60,936  $153,736      $ 20,708     $ 14,245    $ 17,203   $526,046


Participant loans
 receivable                    379     2,445     2,233     5,657             0            0           0     10,714
                          --------  --------  --------  --------      --------     --------    --------   --------
Net assets available
 for plan benefits        $187,026  $ 75,016  $ 63,169  $159,393      $ 20,708     $ 14,245     $17,203   $536,760
                          ========  ========  ========  ========      ========     ========     =======   ========














                               The accompanying notes are an integral part
                                      of the financial statements.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                                         (Dollars in thousands)

                               W-L       W-L
                             Company   Employee               Fixed                                Small-Cap
                              Stock      Stock    S&P 500    Income    International    Balanced      Value    Combined
                              Fund        Fund      Fund      Fund        Fund            Fund        Fund       Funds
                             -------   --------   -------    ------    -------------    --------   ---------   --------
Additions to net assets
 attributable to:
Interest in increase in
 net assets from investment
 activities in the Warner-
 Lambert Master Trust,
 including $291 of interest
 income on participant
 loans                       $53,929  $  22,140   $23,181    $ 9,888     $     2,539     $ 3,862     $ 5,751   $121,290

Contributions:
  Participant                      -      9,575     6,313      9,260           3,568       2,607       3,463     34,786
  Company                      7,544          -         -          -               -           -           -      7,544
                             -------   --------   -------   --------     -----------     -------     -------    -------
Total contributions            7,544      9,575     6,313      9,260           3,568       2,607       3,463     42,330
                             -------   --------   -------   --------     -----------     -------     -------    -------
Total additions               61,473     31,715    29,494     19,148           6,107       6,469       9,214    163,620
                             -------   --------   -------   --------     -----------     -------     -------    -------
Deductions from net assets
  attributable to:
 Distributions to
 participants                (12,669)    (5,474)   (4,675)   (15,316)           (963)     (1,356)     (1,052)   (41,505)
 Administrative expenses         (11)      (198)     (113)      (249)            (35)        (29)        (34)      (669)

 Interfund transfers          (5,523)    (1,345)    2,015        543            (655)      1,626       3,339          0
                             -------   --------   -------    --------     ----------     -------     -------   --------
Total deductions             (18,203)    (7,017)   (2,773)   (15,022)         (1,653)        241       2,253    (42,174)
                             -------   --------   -------    --------     ----------     -------     -------   --------
Increase in net assets
 during the year              43,270     24,698    26,721      4,126           4,454       6,710      11,467    121,446

Net assets available for
  plan benefits:
  Beginning of period        187,026    75,016     63,169    159,393          20,708      14,245      17,203    536,760
                            --------   -------    -------   --------     -----------     -------     -------   --------
  End of period             $230,296  $ 99,714    $89,890   $163,519      $   25,162     $20,955     $28,670   $658,206
                            ========  ========    =======   ========     ===========     =======     =======   ========

                The accompanying notes are an integral part of the financial statements.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                         (Dollars in thousands)

                                 W-L        W-L
                               Company    Employee               Fixed                               Small-Cap
                                Stock      Stock     S&P 500    Income    International    Balanced   Value        Combined
                                Fund       Fund       Fund       Fund        Fund           Fund      Fund           Funds
                              -------    --------    -------    ------    -------------   --------   -------       --------
Additions in net assets
 attributable to:
Interest in increase/
(decrease) in net assets
from investmentactivities
in the Warner-Lambert Master
Trust,including $582 of
interest income on
participant loans             $ 29,247    $ 11,385   $   879    $ 9,258      $     (292)    $  (184)   $  (227)    $ 50,066

Contributions:
  Participant                        -      11,098     6,293     10,019           3,331       2,198      2,812       35,751
  Company                        7,696           -         -          -               -           -          -        7,696
                               -------     -------   -------    -------      ----------     -------    -------     --------
Total contributions              7,696      11,098     6,293     10,019           3,331       2,198      2,812       43,447
                               -------     -------   -------    -------      ----------     -------    -------     --------
Total additions                 36,943      22,483     7,172     19,277           3,039       2,014      2,585       93,513
                               -------     -------   -------    -------      ----------     -------    -------     --------
Deductions from net
  assets attributable to:
 Distributions to
 participants                  (11,659)     (5,086)   (4,424)   (14,738)           (571)       (598)      (383)     (37,459)
 Administrative expenses            (9)       (217)     (116)      (276)            (28)        (20)       (23)        (689)

 Interfund transfers           (10,751)    (13,090)   (4,298)     7,538           8,845       5,343      6,413            0
                               -------    --------   -------    -------      ----------     -------    -------     --------
Total deductions               (22,419)    (18,393)   (8,838)    (7,476)          8,246       4,725      6,007       38,148
                               -------    --------   -------    -------      ----------     -------    -------     --------
Increase/(decrease) in net
 assets during the year         14,524       4,090    (1,666)    11,801          11,285       6,739      8,592       55,365

Net assets available for
  plan benefits:
  Beginning of period          172,502      70,926    64,835    147,592           9,423       7,506      8,611      481,395
                              --------    --------   -------    -------      ----------     -------    -------     --------
  End of period               $187,026    $ 75,016   $63,169   $159,393      $   20,708     $14,245    $17,203     $536,760
                              ========    ========   =======    =======      ==========     =======    =======     ========

                The accompanying notes are an integral part of the financial statements.


                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  NOTES TO FINANCIAL STATEMENTS
                     (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock Plan (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan are maintained in the Warner-Lambert Company Master Trust (the "Master Trust") on a commingled basis with the assets of the Puerto Rico Plan. These assets have been commingled for investment purposes. Employer contributions and benefit payments are identified with each participating plan whereas earnings and expenses were allocated proportionately to the plans by the trustee on a basis equivalent to the proportionate units of participation. The Master Trust has an October 31 year end.


Valuation of Investments

Investments are presented on a current value basis, with the exception of group annuity and investment contracts. These contracts are fully benefit-responsive and are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year.


Investment Income

Dividend and interest income is recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold was determined on the basis of the moving average acquisition cost by the trustee.


Expenses

All expenses incurred in the administration of the Plan, including audit fees, recordkeeping expenses and all other costs incurred in the administration of the Plan and Master
Trust are borne by the Plan. In addition, administrative expenses of the trustee, brokerage commissions, transfer taxes and all other charges incurred in connection with the purchase and sale of securities are also absorbed by the Plan.






NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing-savings plan covering employees of the Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan is comprised of seven investment funds as follows:

WARNER-LAMBERT COMPANY STOCK FUND - Employer contributions are invested in Warner-Lambert Common Stock.

WARNER-LAMBERT EMPLOYEE STOCK FUND - Employee contributions are invested in Warner-Lambert Common Stock.

S&P 500 FUND - Employee contributions may be invested in substantially all stocks comprising the Standard & Poor's
500 Stock Index.

FIXED INCOME FUND - Employee contributions may be invested in investments such as contracts with insurance companies, bonds, preferred stocks, or certificates of deposit.

INTERNATIONAL STOCK FUND - Employee contributions are invested in the common stocks of large, established non-U.S.
companies outside of the United States.

BALANCED FUND - Employee contributions are invested in a diversified mix of approximately 60% stocks and 40% bonds.

SMALL-CAP VALUE FUND - Employee contributions are invested in primarily common stocks of small companies which are believed to be undervalued at the time of purchase and to have potential for capital appreciation.

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings (as defined by the Plan) each year. Participants have the option of contributing on a before-tax basis, an after-tax basis, or a combination of both methods. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company contributions are invested in the Warner-Lambert Company Stock Fund. Forfeitures of the plan are netted against the Company's contributions. Forfeitures for the plan years 1995 and 1994 were $161,540 and $142,531, respectively. Participants can elect to have their contributions invested in any of the funds noted above with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties. Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company and have not been significant.

Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars.
Any loan will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day ofthe quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months.
Only one loan may be taken per year and only two loans will be permitted to be outstanding for a participant at any time. Participants may borrow from both the before-tax account balance and the vested account balance in the Company Stock Fund.

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

NOTE 3 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated 9/20/95, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. Accordingly, the earnings of the Plan are exempt from taxation and no provision has been made for federal income taxes.

NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.

NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1995, the Plan has a 98.6% interest in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the year ended October 31, 1995 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.

                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                             WARNER-LAMBERT SAVINGS
                             AND STOCK PLAN



Date:  June 27, 1996         By:  /s/ Ernest J. Larini
                                  Ernest J. Larini
                                  Chairman
                                  Warner-Lambert Investment
                                  Committee

                                                                                               EXHIBIT I
                                                                                                  1 of 2

                                          WARNER-LAMBERT COMPANY
                                               MASTER TRUST
                                          SAVINGS AND STOCK PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE
                                  FOR PLAN BENEFITS WITH FUND INFORMATION
                                          AS OF OCTOBER 31, 1995
                                          (Dollars in thousands)

                                   W-L         W-L
                                 Company     Employee               Fixed                                Small-Cap
                                  Stock       Stock      S&P 500   Income     International   Balanced     Value      Combined
                                  Fund        Fund        Fund      Fund          Fund          Fund       Fund        Funds
                                 --------    --------    -------   --------   -------------   --------   ---------    ---------

Assets:

Investments in Warner-
 Lambert Common Stock,
 3,397,281 shares
 (cost $148,446,531)             $202,849    $ 86,363    $     -   $      -   $           -   $      -   $       -    $ 289,212

Beneficial interest in group
 annuity contracts (cost
 equals market)                         -           -          -     64,614               -          -           -       64,614

Beneficial interest in
 investment contracts (cost
 equals market)                         -           -          -     89,056               -          -           -       89,056

Equity Funds
 (cost $128,821,120)                    -           -     82,082          -          23,490     19,666      26,270      151,508

Short-term investments (cost
 equals market)                         -           -          -      4,084               -          -           -        4,084
                                 --------    --------    -------   --------   -------------   --------   ---------    ---------
Total Investments                 202,849      86,363     82,082    157,754          23,490     19,666      26,270      598,474

Assets available for plan
 benefits                         202,849      86,363     82,082    157,754          23,490     19,666      26,270      598,474

Liabilities:

Accrued Administrative Expenses         -          (4)        (4)        (7)             (1)        (1)         (1)         (18)
                                 --------    --------    -------   --------   -------------   --------   ---------    ---------
Net assets available for
 plan benefits                   $202,849    $ 86,359    $82,078   $157,747   $      23,489   $ 19,665   $  26,269    $ 598,456
                                 ========    ========    =======   ========   =============   ========   =========    =========


                                The accompanying notes are an integral part
                                       of the financial statements.

                                                                                                EXHIBIT I


                                                                                                   2 of 2
                                          WARNER-LAMBERT COMPANY
                                               MASTER TRUST
                                          SAVINGS AND STOCK PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE
                                  FOR PLAN BENEFITS WITH FUND INFORMATION
                                          AS OF OCTOBER 31, 1994
                                          (Dollars in thousands)

                                    W-L        W-L
                                  Company    Employee                Fixed                                  Small-Cap
                                   Stock      Stock      S&P 500    Income    International     Balanced      Value    Combined
                                   Fund       Fund       Fund        Fund        Fund             Fund        Fund     Funds
                                 ---------   --------   ---------  --------   -------------     --------    ---------  ---------

Assets:

Investments in Warner-
 Lambert Common Stock,
 3,389,439 shares
 (cost $132,615)                 $ 186,218   $ 72,233   $       -  $      -   $           -     $      -    $       -  $ 258,451

Beneficial interest in group
 annuity contracts (cost
 equals market)                          -          -           -    60,821               -            -            -     60,821

Beneficial interest in
 investment contracts (cost
 equals market)                          -          -           -    83,983               -            -            -     83,983

Equity Funds (cost $111,083)             -          -      62,754         -          21,235       14,314       17,138    115,441

Short-term investments (cost
 equals market)                          -          -           -    10,377               -            -            -     10,377
                                 ---------   --------   ---------  --------   -------------     --------    ---------  ---------
Total Investments                  186,218     72,233      62,754   155,181          21,235       14,314       17,138    529,073

Assets available for plan
 benefits                          186,218     72,233      62,754   155,181          21,235       14,314       17,138    529,073

Liabilities:

Accrued Administrative Expenses          -         (6)         (5)      (12)             (2)          (1)          (1)      (27)
                                 ---------   --------   ---------  --------   -------------     --------    ---------  ---------
Net assets available for
 plan benefits                   $ 186,218   $ 72,227   $  62,749  $155,169   $      21,233     $ 14,313    $  17,137  $ 529,046
                                 =========   ========   =========  ========   =============     ========    =========  =========

                                The accompanying notes are an integral part
                                       of the financial statements.

                                                                                              EXHIBIT II
                                                                                                  1 of 2
                                         WARNER-LAMBERT COMPANY
                                              MASTER TRUST
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                   FOR THE YEAR ENDED OCTOBER 31, 1995
                                         (Dollars in thousands)

                                W-L        W-L
                              Company    Employee                 Fixed                                 Small-Cap
                               Stock      Stock      S&P 500     Income    International    Balanced      Value      Combined
                               Fund       Fund        Fund        Fund          Fund          Fund        Fund        Funds
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Additions to net assets
 attributable to:
Income from investments:
 Interest income              $     31   $    248   $     120   $    227   $          66    $     42    $      52    $    786
 Dividend income                 6,196      2,460           -      9,739           1,273       1,009        1,259      21,936

 Net realized gain on
  securities sold               11,589      3,331       1,303          0            (162)         74          126      16,261
 Changes in unrealized
  appreciation(depreciation)     9,847      5,070      15,355          0            (949)      1,638        2,350      33,311
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Total income from investments   27,663     11,109      16,778      9,966             228       2,763        3,787      72,294
Contributions:
 Participant                       202     11,894       7,355     11,797           4,220       2,939        3,799      42,206
 Company                         7,751          -           -          -               -           -            -       7,751
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Total contributions              7,953     11,894       7,355     11,797           4,220       2,939        3,799      49,957
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Total additions                 35,616     23,003      24,133     21,763           4,448       5,702        7,586     122,251
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Deductions from net assets
 attributable to:
Distributions to
 participants                  (13,645)    (8,184)     (6,174)   (19,565)         (1,448)     (1,685)      (1,392)    (52,093)

Administrative expenses            (22)      (226)       (119)      (284)            (35)        (29)         (33)       (748)
Interfund transfers             (5,318)      (461)      1,489        664            (709)      1,364        2,971           0
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Total deductions               (18,985)    (8,871)     (4,804)   (19,185)         (2,192)       (350)       1,546     (52,841)
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
Increase in net assets
 during the year                16,631     14,132      19,329      2,578           2,256       5,352        9,132      69,410
Net assets available for
 plan benefits:
Beginning of period            186,218     72,227      62,749    155,169          21,233      14,313       17,137     529,046
                              --------   --------   ---------   --------   -------------    --------    ---------    --------
End of period                 $202,849   $ 86,359   $  82,078   $157,747   $      23,489    $ 19,665    $  26,269    $598,456
                              ========   ========   =========   ========   =============    ========    =========    ========

                The accompanying notes are an integral part of the financial statements.

                                                                                              EXHIBIT II
                                                                                                  2 of 2
                                         WARNER-LAMBERT COMPANY
                                              MASTER TRUST
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                   FOR THE YEAR ENDED OCTOBER 31, 1994
                                         (Dollars in thousands)

                                 W-L         W-L
                               Company     Employee                Fixed                                   Small-Cap
                                Stock        Stock     S&P 500    Income    International      Balanced      Value    Combined
                                Fund         Fund       Fund       Fund        Fund              Fund        Fund       Funds
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Additions to net assets
 attributable to:
Income from investments:
 Interest income               $     13    $    215    $     79  $    152   $          40      $      25   $      29  $     553
 Dividend income                  6,121       2,449           0     9,160             198            408         223     18,559

 Net realized gain on
  securities sold                16,598       5,214         286         0              77            (40)          2     22,137
 Changes in unrealized
  appreciation(depreciation)       (341)        888       1,997         0           1,221           (195)        325      3,895
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Total income from investments    22,391       8,766       2,362     9,312           1,536            198         579     45,144

Contributions:
 Participant                         74      16,470       7,837    13,075           3,212          2,181       2,702     45,551
 Company                          8,718           -           -         -               -              -           -      8,718
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Total contributions               8,792      16,470       7,837    13,075           3,212          2,181       2,702     54,269
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Total additions                  31,183      25,236      10,199    22,387           4,748          2,379       3,281     99,413
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Deductions from net assets
 attributable to:
Distributions to participants   (12,672)     (8,429)     (5,991)  (18,254)           (883)          (777)       (639)   (47,645)

Administrative expenses             (21)       (271)       (125)     (321)            (27)           (19)        (22)      (806)
Interfund transfers             (15,539)    (19,407)    (12,187)    2,491          17,395         12,730      14,517          0
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Total deductions                (28,232)    (28,107)    (18,303)  (16,084)         16,485         11,934      13,856    (48,451)
                               --------    --------    --------  --------   -------------      ---------   ---------  ---------
Increase/(decrease) in net
 assets during the year           2,951      (2,871)     (8,104)    6,303          21,233         14,313      17,137      50,962
Net assets available for
 plan benefits:
Beginning of period             183,267      75,098      70,853   148,866               0              0           0     478,084
                               --------    --------    --------  --------   -------------      ---------   ---------   ---------
End of period                  $186,218    $ 72,227    $ 62,749  $155,169   $      21,233      $  14,313   $  17,137   $ 529,046
                               ========    ========    ========  ========   =============      =========   =========   =========

                The accompanying notes are an integral part of the financial statements.

                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS
                     (Dollars in thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto
Rico ("Puerto Rico Plan") (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing-savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

During 1993, T. Rowe Price Associates, Inc. replaced State Street Bank and Trust Company of Boston as the trustee. Effective with the change in trustee, realized gains and losses and changes in net unrealized appreciation or depreciation on investments are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Other government securities and short-term investments are valued at market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. The average annual yield and average annual crediting interest rate of these investments for the years ended 12/31/95 and 12/31/94 is 6.69% and 6.51%, respectively. Mutual shares of pooled investment funds are valued at cost which is equal to market value.

Investment Income

Dividend and interest income are recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

ERISA requires the Company to report investment transactions on a current value basis of accounting versus a historical basis of moving average cost which is utilized for the financial statements under generally accepted accounting principles.

Expenses

All expenses incurred in the administration of the Master Trust and the related Plans, including audit fees, recordkeeping expenses, administrative expenses of the Trustee, brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are borne by the Master Trust and are paid out of the fund to which such charges relate.

NOTE 2 - FEDERAL INCOME TAX STATUS:

Participating plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.

                                                       Schedule I
                     Warner-Lambert Company
                          Master Trust
             Schedule of Assets Held for Investment
                        October 31, 1995
                     (Dollars in thousands)



 Units or                                        Fair Value                Fair Value
Face Value      Description                        Amount          Cost     Percent

 3,397,281      Warner-Lambert Company           $  289,212    $148,447     48.3%

10,837,737      T. Rowe Price Equity Funds          151,508     128,821     25.3

Beneficial Interest in Group Annuity Contracts:

Canada Life Assurance Co. annuity
 contract P-45881 (7.24% minimum annual
 effective rate) guaranteed through
 6/21/00                                         $    4,140    $  4,140     0.7%

Life Insurance Company of Georgia
 annuity contract GA-351-GIC (7.23%
 minimum annual effective rate)
 guaranteed through 5/10/00                           6,211       6,211     1.0

Life Insurance Company of Georgia
 annuity contract GA-356-GIC (6.23%
 minimum annual effective rate)
 guaranteed through 6/12/00                           2,355       2,355     0.4
Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                                     4,405       4,405     0.7

Life Insurance Company of Virginia
 annuity contract GS-2868 (6.84% minimum
 annual effective rate) guaranteed
 through 9/18/00                                      4,123       4,123     0.7

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                              2,736       2,736     0.4
Metropolitan Life Insurance Co. annuity
 contract GAC-12456-069, principal and
 interest (8.03% minimum annual effective
 rate) guaranteed through 5/1/96                     16,376      16,376     2.7

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 8/17/98                                     11,085      11,085     1.9

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                                      2,737       2,737     0.5
Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99                     2,163       2,163     0.4


                                                         Schedule I
                      Warner-Lambert Company
                           Master Trust
              Schedule of Assets Held for Investment
                         October 31, 1995
                      (Dollars in thousands)



                                                 Fair Value                Fair Value
                                                   Amount          Cost     Percent

Beneficial Interest in Group Annuity Contracts:

Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00                     4,183       4,183     0.7%

Sun Life Insurance Company of America
 annuity contract 4376 (6.8% minimum
 annual effective rate) guaranteed
 through 6/17/97                                      4,100       4,100     0.7
                                                 ----------    --------
TOTAL                                            $   64,614    $ 64,614

Beneficial Interest in Investment Contracts:

Bankers Trust Co. investment contract
 93-644, principal and interest (5.20%
 annual effective rate at 10/31/95)
 maturing on 3/31/98                             $   27,570    $ 27,570     4.6%

Peoples Security investment contract
 BDA00054TR (6.26% annual effective
 rate at 10/31/95)                                   33,866      33,866     5.7
Provident Life and Accident Insurance
 Co. investment contract 630-05699
 (7.33% annual effective rate at
 10/31/95) maturing on 3/31/00                       27,620      27,620     4.6
                                                 ----------    --------
TOTAL                                            $   89,056    $ 89,056

OTHER                                            $    4,084    $  4,084     0.7%
                                                 ----------    --------

TOTAL INVESTMENT                                 $  598,474    $435,022
                                                 ==========    ========
                                       Schedule II

                                              -----------
                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                      SCHEDULE OF TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5%
                                OF THE FAIR VALUE OF PLAN ASSETS FOR THE
                                  TWELVE MONTHS ENDED OCTOBER 31, 1995
                                         (Dollars in thousands)

                                                                                   Current
                                                                                   Value on
 Party     Description         Number of     Purchase     Selling       Cost     Transaction      Net Gain
Involved    of Asset         Transactions      Price       Price      of Asset       Date          (loss)
T.Rowe     Warner-Lambert           825      27,949,200
Price      Common Stock             825                  26,819,912   13,491,556    26,819,912    13,328,356

T. Rowe    Fixed Income Fund        444      21,547,112
Price                               444                  18,660,596   18,660,596    18,660,596             0

               Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration
Statement on Form S-8 ( Registration No. 33-12209) of Warner-Lambert Company of our report dated May 24, 1996 appearing in the Annual Report of Warner-Lambert Company Savings and Stock Plan, which is incorporated in this annual report on Form 11-K.





PRICE WATERHOUSE LLP

4 Headquarters Plaza North
Morristown, New Jersey 07962
June 27, 1996